UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 001-09120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

80 PARK PLAZA

NEWARK, NEW JERSEY 07102

MAILING ADDRESS: P.O. Box 1171

NEWARK, NEW JERSEY 07101-1171

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Public Service Enterprise Group Incorporated

Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Public Service Enterprise Group Incorporated Employee Savings Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania

June 30, 2014

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2013	2012
	(Thousands)
ASSETS
Investments at Fair Value:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$1,214,237	$1,054,959

Total Investments	1,214,237	1,054,959

Receivables:
Participant Loans	34,486	31,759
Deposits and Contributions – Employees	1,009	1,007
Deposits and Contributions – Employer	290	358

Total Receivables	35,785	33,124

Total Assets	1,250,022	1,088,083

LIABILITIES
Accounts Payable	598	587
Accrued Expenses	480	361

Total Liabilities	1,078	948

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	1,248,944	1,087,135
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,322)	(22,166)

NET ASSETS AVAILABLE FOR BENEFITS	$1,239,622	$1,064,969

See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2013

(Thousands)
ADDITIONS
Net Investment Income
Plan Interest in Income of Master Employee Benefit Plan Trust (Note 3)	$162,841
Interest on Participant Loans	1,354

Total Net Investment Income	164,195

Deposits and Contributions
Employees	54,450
Employer	17,761

Total Deposits and Contributions	72,211

Total Additions	236,406

DEDUCTIONS
Benefit Payments to Participants	56,141
Administrative Expenses	1,375

Total Deductions	57,516

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	178,890
Transfers to Thrift and Tax-Deferred Savings Plan-Net	(4,237)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	174,653

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	1,064,969

End of Year	$1,239,622

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General

The following description of the Public Service Enterprise Group Incorporated Employee Savings Plan (“Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description (“SPD”) for more information.

The Plan is a defined contribution retirement plan covering substantially all bargaining unit employees of Public Service Enterprise Group Incorporated (“Company”) and its Participating Affiliates (each, an “Employer”). The Company’s Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan and controls and manages its operation and administration. The Company’s Thrift and Pension Investment Committee (“TPIC”) is the Named Fiduciary of the Plan responsible for management of the Plan investments and the selection, and monitoring of the funds offered under the Plan. The trustee of the Plan, The Bank of New York Mellon (“Trustee”), is responsible for the custody of the Plan’s assets. Aon Hewitt is the record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Substantially all of the Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a master trust established by the Company and administered by the Trustee.

Contributions, Deposits and Investment Options

Generally, Participants may contribute from 1% to 7% of their annual eligible compensation each year as basic deposits, as defined in the Plan (“Basic Deposits”), subject to certain Internal Revenue Code (“IRC”) limitations. The Participant’s Employer contributes an amount equal to 50% of each Participant’s Basic Deposit as its matching contribution to the Plan (“Employer Contributions”). Employer Contributions begin after that Participant has completed 1,000 hours of service, as defined by the Plan, with his/her Employer. Employer Contributions are made in cash. Participants may also contribute amounts representing eligible rollover distributions from other plans and certain Individual Retirement Accounts (“IRA’s”).

Effective January 2012, the compensation for plan purposes for Participants who are represented by Utility Workers Union of America (“UWUA”) Local 601 has changed such that overtime is limited to 10% of base earnings and miscellaneous pay is not included. For 2012, Employer Contributions for Participants who are represented by UWUA Local 601 were reduced from 50% to 25% on the first 7% of Basic Deposits.

Participants have the ability to make Roth Elective Deferrals within the Plan. In addition, a Participant may elect to make supplemental deposits to the Plan in increments of 1% of compensation up to an additional 43% of compensation (“Supplemental Deposits”), subject to certain IRC limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as post-income tax contributions or Roth Elective Deferrals (together, “Nondeferred Deposits”) or pre-income tax contributions (“Deferred Deposits”).

Each Participant may, within any Plan Year, make one or more additional lump sum deposits on a nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant’s Basic Deposits and Supplemental Deposits, do not exceed 50% of his or her compensation for that Plan Year subject to IRC limitations.

NOTES TO FINANCIAL STATEMENTS

Participants may direct the investment of their accounts into various investment options offered by the Plan. The Plan offers investment options in Investment Contracts, the Common Stock of the Company via the Enterprise Common Stock Fund (“Company Stock Fund”) and the Employee Stock Ownership Plan (“ESOP”) Fund, the Schwab Personal Choice Retirement Account (“PCRA”) Fund, and mutual funds consisting of various target-date funds, other mutual funds and pre-mix portfolios (which are invested in specific percentages of the mutual funds).

The ESOP Fund includes amounts only for Participants who were hired prior to August 1, 1986 and eligible for participation. Contributions to or transfers into the ESOP Fund are no longer permitted. ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of the Company Common Stock held for their account in the ESOP Fund.

Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions, (b) applicable Employer contributions, (c) earnings and/or losses, and (d) specific Participant transactions, as defined. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant or beneficiary is entitled upon death, disability, retirement or termination of service, as applicable, is the benefit that can be provided from the Participant’s vested account.

Participants who have elected to participate in the Company Stock Fund may elect to have the dividends on the shares of the Common Stock paid directly to the Participant (or beneficiary) in cash or paid to the Participant’s account, which will then be reinvested in the Company Common Stock Fund. The reinvestment provision is not applicable with respect to Company Common Stock held in a Participant’s ESOP Fund.

Participant Loans

Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that at December 31, 2013, range from 3.25% to 9.50% which are commensurate with local prevailing rates at the time that the loan was originated, as determined, at such time by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

No amounts may be loaned directly from any ESOP Fund, from any portion of a Participant’s account attributable to transfers from the Cash Balance Pension Plan for Represented Employees of Public Service Enterprise Group Incorporated (“Cash Balance Plan”) or from assets held in the Schwab PCRA Fund. Participants can initiate only one loan per calendar year and may have no more than two loans outstanding at any one time.

These loans are measured at their unpaid principal balances plus any accrued but unpaid interest.

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Upon termination of service due to retirement, a Participant may elect to receive an amount equal to the value of the vested interest in his or her account in either a lump-sum payment, or in quarterly or annual installments over a period not to exceed ten years, or may elect to leave the account balance in the Plan and elect a distribution at a later date. If a Participant is no longer working for the Company and has a balance in the Plan, he or she must begin to receive distributions from his or her account no later than April 1 following the calendar year in which he or she reaches age 70 1⁄2. If a Participant’s account balance is less than $1,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account. For termination of service for reasons other than those described above, the Participant may elect to receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account or leave the account balance in the Plan and elect a distribution at a later date, but not later than April 1 following the calendar year in which he or she reaches age 70 1⁄2.

If a Participant withdraws Basic and/or Supplemental Deposits and/or vested Employer Contributions before such amounts have been in the Plan for twenty-four months, the Plan imposes a penalty in that such Participant will not be eligible to receive matching Employer Contributions during the subsequent three months.

Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan’s record keeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59 1⁄2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Vesting

All Participants are 100% vested in the Plan from the first date of hire, except for certain amounts transferred from the Cash Balance Plan, for which the vesting schedule under the Cash Balance Plan applies.

Forfeitures

Any nonvested portion (certain amounts transferred from the Cash Balance Plan) of the Participant’s account, determined as of the date of severance from employment, will be forfeited and will be applied thereafter to reduce a subsequent contribution or contributions of the Employer as provided in the Plan. If such former Participant is rehired on or before the end of and remains employed by an Employer at the end of the fifth Plan Year after the Plan Year in which such severance occurred, then such nonvested portion of the Participant’s Account will be reinstated by the Employer and the Participant’s right thereto will be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to him or her resulting from the severance from employment.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) which requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investment is in the Master Trust. The investments maintained in the Master Trust are stated at fair value, as determined by quoted market prices, except for its contracts within the Stable Value Fund, which are valued at contract value, Short-Term Investments and Cash Equivalents. The Master Trust’s investments in the investment contracts of the Stable Value Fund are with various insurance companies and other financial institutions. Non-participating investment contract fair values were determined using a discounted cash flow method. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. For those contracts with no stated payment dates, the projected value at the end of the required days notice period was assumed to pay in full and this payment was then discounted following the process described above. Contract value is discussed in Note 3. The Fixed Income Funds are stated at fair value using observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

NOTES TO FINANCIAL STATEMENTS

Certain Short-Term Investments and Cash Equivalents are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid were $370,668 and $242,322 as of December 31, 2013 and 2012, respectively.

Administrative Expenses of the Plan

Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of the Company are paid by Employers (Note 6).

Transfers of the ESOP Fund

Participants are permitted to transfer all, but not less than all, of the shares of the Company’s Common Stock from their ESOP Fund to other investment options in the Plan. To effectuate such transfers, the Trustee will sell the shares of the Company’s Common Stock held in the ESOP Fund and invest the proceeds in the other investment funds designated by the Participant. The cash value of each share of the Company’s Common Stock transferred will be equal to the price per share of the Company’s Common Stock actually received by the Trustee.

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENT OF THE PLAN AND THE PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED THRIFT AND TAX-DEFERRED SAVINGS PLAN (THRIFT PLAN) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan for investment and administrative purposes. The Thrift Plan is a defined contribution retirement plan available to non-represented employees of the Employers. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and net income or loss of the investment account to the respective participating plans. The net assets and the net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2013 and 2012, the Plan’s interests in the assets of the Master Trust were approximately 46%, for both years.

	As of December 31,
	2013	2012
	(Thousands)
Investments of Master Trust at Fair Value:
Cash Equivalents and Short-Term Investments	$52,173	$34,040
Common Stock of Public Service Enterprise Group Incorporated*	181,303	171,884
Mutual Funds	1,468,617	1,151,684
Investment Contracts (Stable Value Fund)	847,353	882,339
Schwab PCRA Fund (a)	84,346	70,229

Total Investments	$2,633,792	$2,310,176

For the Year Ended December 31, 2013

(Thousands)
Investment Income of Master Trust:
Net Appreciation in Fair Value of Mutual Funds	$301,527
Net Appreciation in Fair Value of Common Stock of Public Service Enterprise Group Incorporated*	9,175
Net Appreciation in Fair Value of Schwab PCRA Fund (a)	13,143
Interest from Investment Contracts	18,084
Dividends from Common Stock of Public Service Enterprise Group Incorporated*	7,310

Total Investment Income, Net	$349,239

(a)	Amounts primarily relate to equity investments in stocks and in mutual funds. The net change in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.
*	Permitted party-in-interest.

NOTES TO FINANCIAL STATEMENTS

Assets of the Stable Value Fund

The Stable Value Fund utilizes a “building block” approach that invests in a series of proprietary commingled fixed income funds to build each stable value portfolio. This approach provides extraordinary diversification, typically between 2,500 and 3,000 individual securities broadly diversified across fixed income sectors. As of December 31, 2013, the Stable Value Fund was comprised of the following:

Issuer	Expiration	Effective Rate	Fair Value (Thousands)
Bank of Tokyo (A)	Open-Ended	1.87%	$76,596
ING Life Insurance & Annuity Co. (A)	Open-Ended	2.42%	50,364
ING Life Insurance & Annuity Co. (A)	Open-Ended	1.67%	48,834
ING Life Insurance & Annuity Co. (A)	Open-Ended	1.62%	113,954
Monumental Life (A)	Open-Ended	2.11%	207,166
Pacific Life Insurance (A)	Open-Ended	2.29%	154,564
Pacific Life Insurance (A)	Open-Ended	1.55%	53,675
Prudential Ins Co. (A)	Open-Ended	1.92%	142,200

Total Investment Contracts			847,353
Investment in BNY Mellon Short-Term Investment Fund		0.03%	19,921

Total Stable Value Fund			$867,274

(A)	Managed by INVESCO Institutional, Inc.

As of December 31, 2012, the Stable Value Fund was comprised of the following:

Issuer	Expiration	Effective Rate	Fair Value (Thousands)
Bank of America (A)	Open-Ended	2.28%	$102,170
ING Life Insurance & Annuity Co. (A)	Open-Ended	2.97%	51,568
ING Life Insurance & Annuity Co. (A)	Open-Ended	2.25%	48,941
ING Life Insurance & Annuity Co. (A)	Open-Ended	2.35%	114,306
Monumental Life (A)	Open-Ended	2.80%	209,409
Pacific Life Insurance (A)	Open-Ended	2.85%	156,851
Pacific Life Insurance (A)	Open-Ended	2.25%	53,867
Prudential Ins Co. (A)	Open-Ended	2.49%	145,227

Total Investment Contracts			882,339
Investment in BNY Mellon Short-Term Investment Fund		0.05%	22,007

Total Stable Value Fund			$904,346

(A)	Managed by INVESCO Institutional, Inc.

Most of the investments in the Stable Value Fund are in benefit-responsive investment contracts. The units in the underlying “building block funds” are held by the Plan’s Trustee. The accounts are credited with earnings on the underlying investments and charged for Participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust.

NOTES TO FINANCIAL STATEMENTS

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value, as reported to the Master Trust by the Stable Value Fund managers, represents contributions made under the contracts, plus earnings, less Participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but may not be less than zero. Such rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Master Trust, as directed by the Plan, to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxation or any required prohibited transaction exemption under ERISA. The TPIC does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Participants, is probable.

The average yield based on actual earnings was approximately 1.38% and 0.94% for 2013 and 2012, respectively. The average yield based on interest rate credited to Participants was approximately 1.93% and 2.52% for 2013 and 2012, respectively.

The fair market value of the wrapper contracts in the Stable Value Fund, which is the difference between the Fund’s fair value and contract value, was higher by $20,053,990 and $48,109,587 as of December 31, 2013 and 2012, respectively.

Assets of the Company Stock Fund

The assets of the Company Stock Fund are invested in shares of the Company’s Common Stock.

Schwab PCRA Fund

The Schwab PCRA Fund is a self-directed brokerage account in which Participants can select and manage a wide selection of investments, including mutual funds and stocks. Deposits into the Schwab PCRA Fund must come from balances transferred from the other options in the Plan. Participants may transfer up to 100% of their account balance, less certain fees, to the Schwab PCRA Fund.

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1—measurements utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2—measurements include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
•	Level 3—measurements use unobservable inputs for assets or liabilities, based on the best information available and might include an entity’s own data and assumptions.

In some valuations, the inputs may fall into different levels of the hierarchy. In these cases, the financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following tables present information about the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2013 and December 31, 2012, including the fair value measurements and the levels of inputs used in determining those fair values.

	Recurring Fair Value Measurements as of December 31, 2013
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Cash and Cash Equivalents	$52,173	$52,162	$11	$0
Common Stock of Public Service Enterprise Group Incorporated	181,303	181,303	0	0
Mutual Funds:
Vanguard Developed Markets	245,240	245,240	0	0
Vanguard Institutional Index Fund	501,411	501,411	0	0
Vanguard Mid Cap Fund	238,378	238,378	0	0
Vanguard Small Cap Fund	217,213	217,213	0	0
Vanguard Target Retirement Funds	131,592	0	131,592	0
Fixed Income Securities	134,783	0	134,783	0
Stable Value Fund	847,353	0	847,353	0
Schwab PCRA Fund	84,346	84,346	0	0

Total Investment in Master Trust	$2,633,792	$1,520,053	$1,113,739	$0

NOTES TO FINANCIAL STATEMENTS

	Recurring Fair Value Measurements as of December 31, 2012
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Cash and Cash Equivalents	$34,040	$24,974	$9,066	$0
Common Stock of Public Service Enterprise Group Incorporated	171,884	171,884	0	0
Mutual Funds:
Vanguard Developed Markets	192,666	192,666	0	0
Vanguard Institutional Index Fund	376,099	376,099	0	0
Vanguard Mid Cap Fund	169,242	169,242	0	0
Vanguard Small Cap Fund	155,031	155,031	0	0
Vanguard Target Retirement Funds	94,166	94,166	0	0
Fixed Income Securities	164,480	0	164,480	0
Stable Value Fund	882,339	0	882,339	0
Schwab PCRA Fund	70,229	70,229	0	0

Total Investment in Master Trust	$2,310,176	$1,254,291	$1,055,885	$0

Certain commingled cash equivalents included in temporary investment funds are valued using observable market prices or market parameters such as time-to-maturity, coupon rate, quality rating and current yield.

NOTES TO FINANCIAL STATEMENTS

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 28, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter to adopt IRS required amendments in connection with issuing the determination letter, the Plan administrator and the Plan’s benefits counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. On or about January 31, 2014, the Company submitted an application to the IRS requesting an updated determination letter on the qualified status of the Plan. Along with the determination letter, an application under the IRS’ Employee Plans Compliance Resolution System was made to correct certain plan documents and operational errors.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are in the Company’s Common Stock. Since the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan.

As of December 31, 2013 and 2012, the Master Trust held 5,658,646 and 5,617,134 shares, respectively, of the Company’s Common Stock, in the ESOP Fund and the Company Stock Fund, with a market value per share of $32.04 and $30.60, respectively.

For the year ended December 31, 2013, the Master Trust recorded dividend income of approximately $7.3 million from the Company’s Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

NOTES TO FINANCIAL STATEMENTS

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$1,239,622,462	$1,064,969,607
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,322,478	22,166,300

Net assets available for benefits per Form 5500	$1,248,944,940	$1,087,135,907

The Form 5500 includes a Net Investment Gain of $148,622,692 from Master Trust Investments for the year ended December 31, 2013 consisting of $149,997,547 of Investment Gains (comprised of the $162,841,369 of the Plan’s interest in gains of Master Employee Benefit Plan Trust less the $12,843,822 adjustment from fair value to contract value for fully benefit-responsive investment contracts) less $1,374,855 of administrative expenses.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

EMPLOYEE SAVINGS PLAN

PLAN No. 006, EIN No. 22-2625848

SCHEDULE H, PART IV LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issue, Borrower or Similar Party	Description of Investment	Cost	Current Value
Various Participants *	2,711 Participant Loans (maturing 2014 to 2019 at interest rates of 3.25% to 9.50%), secured by participant accounts	$0	$34,486,243

*	Permitted party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Public Service Enterprise Group Incorporated Employee Savings Plan
(Name of Plan)

By:	/s/ Margaret M. Pego
Margaret M. Pego
Chairperson of Employee
Benefits Committee

Date: June 30, 2014

EXHIBIT INDEX

Exhibit Number

99	Consent of Independent Registered Public Accounting Firm